Exhibit 21.1

NUVATION BIO INC.

List of Subsidiaries

Subsidiary	Jurisdiction

AnBio Therapeutics (HK) Ltd.	Hong Kong
AnHeart Therapeutics LLC	Delaware
Nuvation Bio China Ltd.	China
Artemis Merger Sub II	Cayman Islands
Baoquan Biomedical Technology (Shanghai) Co. Ltd.	China
Nuvation Bio Operating Company LLC	Delaware
Nuvation Bio Ireland Limited	Ireland
Nuvation Bio UK Limited	United Kingdom
RePharmation Ltd.	Bermuda